SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

                                   ELTEK LTD.



6-K Items

     1. Eltek Ltd. Proxy Statement for Annual General Meeting to be held December 11, 2005.

     2.   Form of Proxy Card.

     3.   Letter to Shareholders.

                                                                          ITEM 1

                                   ELTEK LTD.
             4 Drezner Street, Sgoola Industrial Zone, P.O. Box 159
                           Petach Tikva 49101, Israel

                                November 4, 2005

                           --------------------------

              NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD DECEMBER 11, 2005

                           --------------------------

Eltek Ltd. Shareholders:

         We cordially invite you to attend our 2005 Annual General Meeting of Shareholders of Eltek Ltd., to be held at 10 a.m. (Israeli time) on Sunday, December 11, 2005, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, for the following purposes:

          1.   To elect two Class III directors for terms expiring in 2008;

          2.   To approve the adoption of the Eltek Ltd. 2005 Stock Option Plan;

          3. To approve the grant of options to Mr. Nissim Gilam, the Chairman of our Board of Directors;

          4. To approve new terms of compensation for Mr. Nissim Gilam, the Chairman of our Board of Directors;

          5. To appoint Somekh Chaikin, a Member Firm of KPMG International, as our independent auditors for the year ending December 31, 2005;

          6. To review and discuss our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2004; and

          7. To transact any other business that may properly come before the meeting.

         The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

         You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            Sincerely,


                                            /s/Nissim Gilam
                                            Nissim Gilam
                                            Chairman of the Board of Directors

BY ORDER OF THE BOARD OF DIRECTORS
Arieh Reichart, Chief Executive Officer and Secretary

                                   ELTEK LTD.

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                   2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This Proxy Statement is being furnished to the shareholders of Eltek Ltd. in connection with the solicitation of proxies on behalf of the Board of Directors of Eltek Ltd. to be voted at the 2005 Annual General Meeting of Shareholders, or the Meeting, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders. The Meeting will be held at 10 a.m. (Israeli time) on Sunday, December 11, 2005, at our offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel.

         This Proxy Statement and attached Notice of Annual Meeting, and the enclosed 2004 Annual Report, including our audited financial statements for the fiscal year ended December 31, 2004, and proxy card are being mailed to shareholders on or about November 10, 2005.

Purpose of the Annual General Meeting

         At the Meeting, shareholders will be asked to vote upon the: (i) election of two Class III directors for terms expiring in 2008; (ii) adoption of the Eltek Ltd. 2005 Stock Option Plan; (iii) approval of the grant of options to Mr. Nissim Gilam, the Chairman of our Board of Directors; (iv) approval of new terms of compensation for Mr. Nissim Gilam, the Chairman of our Board of Directors; and (v) appointment of Somekh Chaikin, a Member Firm of KPMG International, as our independent auditors for the year ending December 31, 2005. In addition, our Auditor's Report, Directors' Report and Consolidated Financial Statements for the fiscal year ended December 31, 2004 will be reviewed and discussed at the Meeting.

Proxy Procedure

         Only holders of record of our ordinary shares, par value of NIS 0.6 per share, as of the close of business on November 4, 2005, are entitled to notice of, and to vote in person or by proxy at, the Meeting.

         Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

         Abstentions and broker "non-votes" are not counted in determining outcomes of matters being acted upon; however, they are counted for determining a quorum at the Meeting. A broker "non-vote" occurs when a nominee holding ordinary shares of our company for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

         As of November 4, 2005, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 5,602,511 ordinary shares. Each ordinary share entitles the holder to one vote.

         In accordance with our articles of association, the presence of two shareholders holding, in the aggregate, at least forty percent of our share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned by three business days, at the same time and place as the original Meeting. In such case, the adjourned meeting will be held at 10 a.m. on Wednesday, December 14, 2005 at the same place as the original Meeting. The presence of one or more shareholders, in person or by proxy, holding at least one ordinary share, will constitute a quorum for the adjourned Meeting.

         An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect the Class III directors and to approve all of the other Proposals to be presented at the Meeting.

         We have received indications from several of our principal shareholders (including Joseph A. Maiman, Merhav M.N.F. Ltd. and Integral International Inc.) and directors and officers, who together hold approximately 12.2% of our issued and outstanding ordinary shares, that they presently intend to vote for all of the nominees for director and in favor of all of the other Proposals to be acted upon at the Meeting.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         The term of office of our two Class III directors, Messrs. Joseph A. Maiman and Nissim Gilam, expire as of the Meeting, and they will both be standing for reelection to serve as Class III directors for a new term of three years.

         Pursuant to our articles of association, our Board of Directors may consist of no less than three and no more than nine members and the number of directors must be odd. Our Board of Directors, other than outside directors, is divided into three classes, Class I, Class II and Class III, which consist of one director, two directors and the remaining directors, respectively. Generally, at each annual general meeting of shareholders one class of directors is elected for a term of three years. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. In addition to these three classes of directors, we have two "outside directors," as defined and required by the Israeli Companies Law. Under the Israeli Companies Law, an outside director is elected for a term of three years and may be reelected as an outside director for one additional term of three years.

         In general, under NASDAQ Stock Market Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, as of July 31, 2005, a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission, or the SEC. However, under a recent amendment to the NASDAQ Marketplace Rules, foreign private issuers, such as our company, may follow certain home country corporate governance practices without the need to seek individual exemptions from NASDAQ. Pursuant to this amendment, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law. On June 9, 2005, we provided NASDAQ with a notice of non-compliance with respect to (among other things) the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, in accordance with SEC rules, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our audit committee.

         We also do not follow the NASDAQ requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

         Accordingly, our Board of Directors has proposed the election of Joseph
A. Maiman and Nissim Gilam, to serve as Class III directors, to hold office for three years until our annual general meeting of shareholders to be held in 2008, and until their successors are elected and qualified.

         Should either of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors. Both of the nominees are expected to be available.

         The nominees, their present principal occupation or employment, the year in which each first became a director of our company and a brief biography are set forth below.

         Nissim Gilam , age 67, has served as chairman of our board of directors since December 1, 1998, he has served as a director since January 1996 and previously held office as a director and our chief executive officer during the period January 1990 through March 1991. Since April 2002, Mr. Gilam is self-employed. From September 1993 until March 2002, Mr. Gilam served as managing director of Ney Agencies Ltd., an Israeli company engaged as a sales agent of raw materials and machinery sold by trading companies. From September 1987 through September 1993, Mr. Gilam served as vice president-finance of Merhav M.N.F. Ltd., an Israeli company that constructs turnkey projects in, among other fields, refineries, energy and agriculture.

         Joseph Maiman, age 59, has served as a director since July 1988. Mr. Maiman has served as president of Merhav M.N.F. Ltd. since August 1972. Since January 2002, Mr. Maiman has served as the chairman of the board of directors of Israel 10 Channel Ltd. and since April 2002 Mr. Maiman has served as the chairman of the board of directors of Ampal American Israel Corporation, a public holding company that trades on the NASDAQ National Market. Mr. Maiman holds a B.A. degree in Economics from University of Texas and an M.A. degree in Economics from Cornell University.

         Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, will be necessary for shareholder approval of election of the Class III nominees for a term of three years.

         The Board of Directors recommends a vote FOR the election of the two Class III director nominees named herein.



Directors Continuing in Office

                                                                                                    Expiration
      Name                                Age     Position                   Class of Director      of Term
      ----                                ---     --------                   -----------------      -------
      David Banitt                        54      Independent Director       Class II               2007
      Jack Bigio......................    41      Director                   Class II               2007
      Revital Degani..................    49      Director                   Outside Director       2006
      Eliyaho Tov.....................    62      Director                   Outside Director       2006
      Joseph Yerushalmi ..................67      Director                   Class I                2006

Audit Committee

         Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants' qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

         The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         Our audit committee consists of three board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Revital Degani and Messrs. David Banitt and Eliyaho Tov. The audit committee meets at least once each quarter.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information as of October 31, 2005 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 10% of our ordinary shares, (ii) each director and
(iii) all directors and executive officers as a group:

                                                                  Number of              Percentage of
                                                               Ordinary Shares             Outstanding
Name                                                         Beneficially Owned (1)    Ordinary Shares(1)(2)
----                                                         ----------------------    ---------------------

Joseph A. Maiman........................................           1,778,332 (3)               26.2%
Merhav M.N.F. Ltd. .....................................           1,178,588 (4)               17.4%
Integral International Inc..............................             599,744 (5)               10.7%
Nissim Gilam............................................                  --                     --
David Banitt............................................                  --                     --
Jack Bigio..............................................                  --                     --
Revital Degani..........................................                  --                     --
Eliyaho Tov.............................................                  --                     --
Joseph Yerushalmi.......................................                  --                     --
All directors and executive officers as a group (12 persons)       1,870,509                   27.6%

---------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of this table, are deemed outstanding for computing the ownership percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 5,602,511 ordinary shares issued and outstanding as of October 31, 2005.

(3) Includes 1,178,588 ordinary shares currently issuable upon exercise of a convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman. Also includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.'s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

(4) Issuable upon exercise of a currently convertible note at $0.33 per share, by Merhav M.N.F. Ltd., an Israeli private company controlled by Mr. Maiman.

(5) Includes 571,993 ordinary shares held of record by Integral International Inc., a Panama corporation, and 27,751 ordinary shares held of record by Integral International Inc.'s wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman, a director, is the controlling shareholder of Integral International Inc. and its wholly owned subsidiary, A. Sariel Ltd. Mr. Maiman may be deemed to be the beneficial owner of the aggregate 599,744 ordinary shares held directly by Integral International Inc. and A. Sariel Ltd.

Directors and Executive Compensation

         The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the fiscal year ended December 31, 2004.


                                           Salaries, fees,
                                            commissions     Pension, retirement
                                            and bonuses     and similar benefits
                                            -----------     --------------------
All directors and executive officers
  as a group, consisting of twelve persons    $889,000            $137,000


         During the fiscal year ended December 31, 2004, we paid each of our outside and independent directors an annual fee of NIS 15,760 ($3,658) and a per meeting attendance fee of NIS 1,000 ($232). During such period we paid Nissim Gilam, chairman of our board of directors, a management fee of $3,500 per month, and reimbursed him for various expenses that he incurred in connection with his service as chairman of the board of directors in an annual amount of NIS 13,800 ($3,200).

         As of December 31, 2004, our directors and executive officers as a group, consisting of twelve persons, held options to purchase an aggregate of 128,000 ordinary shares. Of such options, options to purchase 24,500 ordinary shares were exercised at an exercise price of $4.375 prior to their expiration on July 31, 2005, options to purchase 83,500 ordinary shares expired on July 31, 2005, and options to purchase 20,000 ordinary shares having an exercise price of $1.14 will expire in November 2009. The outstanding options vest over a three-year period. These options were issued under our 2000 Stock Option Plan.

Related Party Transactions

         In 2003, we negotiated a new financing plan with our banks and controlling shareholder. As part of this financing plan, we issued a convertible note in the principal amount of $500,000 to Merhav M.N.F. Ltd., or Merhav, an Israeli private company controlled by our controlling shareholder, Mr. Joseph A. Maiman. In January 2004, pursuant to the terms of the note, Merhav converted $200,000 of the amounts due and payable under the note into 606,060 ordinary shares of our company, and we issued a replacement convertible note to Merhav for the amount that remained outstanding under the original note at such date, in the principal amount of $325,312.5. Such note will become due on May 15, 2007. The note bears interest at the rate of 10% per year, compounded on a quarterly basis. Under the terms of the note, Merhav has the right, at any time, to convert the note and any accrued interest thereon into ordinary shares of our company at a price of $0.33 per ordinary share. We may, at our sole discretion, repay the accrued interest on the principal amount of the convertible note to Merhav. During 2004, we recorded interest and exchange rate expenses of NIS 150,000 ($35,000) on the convertible note.

                ADOPTION OF THE ELTEK LTD. 2005 STOCK OPTION PLAN
                           (Item 2 on the Proxy Card)

         At the Meeting, the shareholders will be asked to approve the Eltek Ltd. 2005 Stock Option Plan, or the 2005 Plan, which authorizes the grant of options to purchase up to 284,500 ordinary shares to Israeli employees, officers and directors of our company.

         In August 2000, our company granted options under the Eltek Ltd. 2000 Stock Option Plan, or the 2000 Plan, to certain of our employees, officers and the Chairman of our Board of Directors. The exercise price of such options was $4.375, which, except for limited periods of time, exceeded the market price of our ordinary shares and the majority of the grantees did not exercise these options prior to their expiration on July 31, 2005. Of the options to purchase 496,400 ordinary shares granted in August 2000, options to purchase 390,600 ordinary shares expired unexercised. Our Audit Committee and Board of

Directors believe that it is in the best interest of our company to maintain the interest of such individuals in our company, in a manner that would defer the optionees' tax liability (if any) to the date that the options are exercised and such that the underlying shares issued upon exercise of the options will not be subject to a minimum lock-up period prior to the disposition thereof, as provided under new Section 102(c) of the Israeli Income Tax Ordinance that came into effect on January 1, 2003. Accordingly, our Audit Committee and Board of Directors have approved, subject to shareholder approval, the adoption of the 2005 Plan, which is designed to reflect the provisions of such new Section 102(c). Under the 2005 Plan options will be granted to those optionees who did not exercise their August 2000 options prior to the expiration, to the extent not exercised, and a few additional employees. We do not intend to grant any additional options in the future under the 2000 Plan.

         NASDAQ Stock Market rules require that a NASDAQ-listed company obtain shareholder approval for the adoption of, and material amendments to, most stock option plans.

         A general description of the principal terms of the 2005 Plan is set forth below. This description is qualified in its entirety by the terms of the 2005 Plan, a copy of which is attached to this Proxy Statement as Appendix A and is incorporated by reference herein.

General Description

         Shares subject to the 2005 Plan. An aggregate of 284,500 ordinary shares may be issued under the 2005 Plan. Ordinary shares that are forfeited under the terms of the 2005 Plan or that are the subject of options that expire unexercised or which are otherwise surrendered by the holder without receiving any payment or other benefit with respect to such options may again be subject to new awards under the 2005 Plan.

         Awards under the 2005 Plan. Awards under the 2005 Plan may be granted only in accordance with Section 102(c) of the Israeli Tax Ordinance. No awards may be made under the 2005 Plan after December 31, 2005.

         Term of the 2005 Plan. The 2005 Plan has a term of two years commencing on the date of the Meeting.

         Administration of the 2005 Plan. The 2005 Plan will be administered by our Board of Directors. However, where permitted under applicable law, the 2005 Plan may be administered by a Stock Option Committee appointed by our Board of Directors, in which case, whenever appropriate, all references in the 2005 Plan and in this description to the Board of Directors will be deemed to refer to the Stock Option Committee. Subject to the provisions of the 2005 Plan and applicable law, our Board of Directors has the authority, in its sole discretion, to:

          o grant awards under the 2005 Plan and to determine their terms, including, without limitation, exercise price;

          o determine the form, terms and conditions of the stock option agreement evidencing the option;

          o prescribe the form and provisions of the notice of exercise and payment of the option;

          o    interpret the provisions of the 2005 Plan; and

          o prescribe, amend, and rescind rules and regulations relating to the 2005 Plan or any award thereunder as it may deem necessary or advisable.

         Exercise price. The exercise price per share of options granted under the 2005 Plan will be NIS 21, as determined by our Board of Directors on the date that the 2005 Plan was approved by the Board of Directors. However, the 2005 Plan further provides that if the NIS value of the closing price of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting (or if there was no trading on such date, the last trading day preceding the date of the Meeting) will be greater than the exercise price determined by the Board of Directors (determined in accordance with the U.S. dollar representative rate of exchange as published by the Bank of Israel on the date of the Meeting), the exercise price per share of options granted under the 2005 Plan will be equal to such NIS value of the closing price of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting.

         Option and exercise period. The term of options granted under the 2005 Plan will be two years from the date of grant. All options will be fully vested upon their award.

         Non-transferability of options. Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her guardian or legal representative. However, during the optionee's lifetime, the optionee may, with the consent of the Board of Directors, transfer without consideration all or any portion of his options to members of the optionee's immediate family (as defined in the 2005 Plan), a trust established for the exclusive benefit of members of the optionee's immediate family, or a limited liability company in which all members are members of the optionee's immediate family.

         Termination of Employment or Office. Except as otherwise provided by our Board of Directors, in the event of the termination of and/or resignation from employment or office of an optionee with our company:

          o If the optionee's cessation of employment or office is for any reason other than termination for retirement, death, disability or change of control of our company, all options that have not previously expired or been exercised will be canceled and terminated as of the date of the termination of employment or office.

          o If any two members of our Board of Directors determine that the optionee's cessation of employment or office was not for "cause" (as defined in the 2005 Plan), outstanding options will be exercisable by the optionee within the later of 60 days after the date of such cessation of employment or office and the determination of the members of the Board of Directors, unless an option is earlier terminated pursuant to its terms.

          o If the optionee retires (as defined in the 2005 Plan), outstanding options will continue to be exercisable by the optionee in accordance with the stock option agreement under which such options were granted.

          o If the grantee's cessation of employment or office is by reason of such grantee's death, outstanding options will be exercisable by the estate of such optionee or by any person who acquired such option by bequest or inheritance, at any time within one year after the date of death of the optionee, unless such option is earlier terminated pursuant to its terms.

          o If the grantee's cessation of employment or office is by reason of such grantee's total disability (as defined in the 2005 Plan), the optionee or his guardian or legal representative will have the right to exercise any options the optionee was eligible to exercise as of the first date of total disability, at any time within one year after such termination and/or resignation or separation, unless such option is earlier terminated pursuant to its terms.

         If the optionee becomes an employee, owner, partner, director, officer, stockholder, consultant, agent or representative of a competitor (as defined in the 2005 Plan) of our company or any of its subsidiaries at any time during a period of six months following the date of termination of an optionee's employment or services with our company or any of its subsidiaries, and the optionee has exercised options at any time during a period beginning six months prior to the termination of employment or service and ending 60 days after such termination, the optionee will, within 30 days of the date of a notice by our company to the optionee, surrender to the company all ordinary shares acquired upon the exercise of such options or, if the optionee no longer holds such ordinary shares, a cash amount equal to the fair market value of the shares as of the date that the optionee disposed of such shares, and we will, within 30 days of the surrender of shares or payment, refund the exercise price per share paid by the optionee upon the exercise of such options.

         Change of Control. Except as otherwise provided by our Board of Directors, upon a change of control of our company (as such term is defined in the 2005 Plan) outstanding options will be exercisable by the optionee within 60 days after the date of such change of control.

         Amendment and termination of the 2005 Plan. Our Board of Directors may, from time to time, alter, amend, suspend or terminate the 2005 Plan with respect to options that have not been granted, subject to shareholder approval, if and to the extent required by applicable law. Our Board of Directors may not, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted under the 2005 Plan. Neither the termination of the 2005 Plan nor the change of control of our company (except to the extent provided in the 2005 Plan) will affect any option previously granted.

         It is therefore proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the Eltek Ltd. 2005 Stock Option Plan, authorizing the grant of options to purchase up to 284,500 ordinary shares, par value NIS 0.6 per share, be, and hereby is, adopted and approved."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

                 APPROVAL OF GRANT OF OPTIONS TO THE CHAIRMAN OF
                             OUR BOARD OF DIRECTORS
                           (Item 3 on the Proxy Card)

         In August 2000, our company granted options under the 2000 Plan to certain of our employees and officers, as well as to Mr. Nissim Gilam, the Chairman of our Board of Directors. The options granted to Mr. Gilam entitled him to purchase 30,000 ordinary shares. The exercise price of the August 2000 options was $4.375, which, except for limited periods of time, exceeded the market price of our ordinary shares and the majority of the grantees, including Mr. Gilam, did not exercise these options prior to their expiration on July 31, 2005. Our Audit Committee and Board of Directors believe that it is in the best interest of our company to maintain the interest of such individuals in our company, in the manner described in Item 2, and to grant new options to these individuals, including to Mr. Gilam. With respect to Mr. Gilam, the grant of options is subject to shareholder approval at the Meeting, due to the requirements of the Israeli Companies Law, under which the terms of compensation (including option grants) for directors of a public company, such as our company, require approval of our Audit Committee, Board of Directors and shareholders, in that order.

         Accordingly our Audit Committee and Board of Directors approved on November 1, 2005, subject to shareholder approval of our new 2005 Plan (see Item
2) and of this proposal, the grant to Mr. Gilam of options to purchase a total 30,000 ordinary shares. The exercise price of the options will be NIS 21 per share. However, if the NIS value of the closing price of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting (or if there was no trading on such date, the last trading day preceding the date of the Meeting) will be greater than NIS 21 (determined in accordance with the Bank of Israel U.S. dollar representative rate of exchange on the date of the Meeting), the exercise price per share will be equal to such NIS value of the closing price of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting. The options will be fully vested upon grant and will terminate two years from the date of grant. The options will be granted under the 2005 Plan and in accordance with its terms (subject to the adoption thereof at the Meeting).

         It is therefore proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the grant of options to Mr. Nissim Gilam, the Chairman of the Board of Directors of Eltek Ltd., to purchase 30,000 ordinary shares, be, and hereby is, approved. The terms of such option grant, inlcuding the exercise price, shall be as described in the Proxy Statement for the 2005 Annual Meeting of Shareholders."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

          APPROVAL OF NEW TERMS OF COMPENSATION FOR THE CHAIRMAN OF OUR
                               BOARD OF DIRECTORS
                           (Item 4 on the Proxy Card)

         Under the Israeli Companies Law, the terms of compensation for directors of a public company, such as our company, require approval of the audit committee, board of directors and shareholders, in that order.

         Under the current compensation terms of Mr. Gilam, the Chairman of our Board of Directors, we are authorized to pay him a management fee of $3,500 per month and to reimburse him for various expenses that he incurs in connection with his service as Chairman of the Board of Directors in an annual amount up to NIS 18,000 (approximately $4,000). Our Audit Committee and Board of Directors believes that it is necessary to amend the terms of Mr. Gilam's compensation, so that he will be duly compensated for his time and contribution to our company. Accordingly, subject to shareholder approval at the Meeting, our Audit Committee and Board of Directors have approved new terms of compensation for Mr. Gilam. In accordance with these new terms, effective as of October 1, 2005, we will pay Mr. Gilam a management fee of $5,000 per month and reimburse him for various expenses that he incurs in connection with his service as Chairman of the Board of Directors in an annual amount up to NIS 18,000 (approximately $4,000). Additionally, under the new compensation terms, we will provide Mr. Gilam with a company car and pay all expenses in connection therewith. Mr. Gilam may receive this compensation directly or through his personal company, Nissim Gilam Ltd.

         It is therefore proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that Eltek Ltd., be, and hereby is, authorized to pay Mr. Gilam, the Chairman of the Board of Directors, effective as of October 1, 2005, a management fee of $5,000 per month, to reimburse him for various expenses that he incurs in connection with his service as Chairman of the Board of Directors in an annual amount up to NIS 18,000, and to provide him with a company car and pay all expenses in connection therewith. Mr. Gilam may receive this compensation directly or through his personal company, Nissim Gilam Ltd."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

                             APPOINTMENT OF AUDITORS
                           (Item 5 on the Proxy Card)

         Our Annual General Meeting of Shareholders first appointed Somekh Chaikin, an independent registered public accounting firm in Israel, a Member Firm of KPMG International, as our auditors in 1996 and has reappointed the firm as our auditors since such time.

         At the Meeting, the shareholders will be asked to approve the re-appointment of Somekh Chaikin as our independent public accountants for the period ending December 31, 2005, pursuant to the recommendation of our Audit Committee and Board of Directors. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as auditors and, to a limited extent, as tax consultants and providers of some audit related services. Our Audit Committee and Board of Directors believe that the independence of Somekh Chaikin is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and reputation in the auditing field, such firm has the necessary personnel, professional qualifications and independence to act as our auditors.

         In accordance with applicable laws, our Board of Directors will ratify and approve our Audit Committee's determination of the remuneration of Somekh Chaikin in according to the volume and nature of their services. With respect to fiscal year 2004, we paid Somekh Chaikin approximately NIS 302,000 (approximately $70,000) for audit services and approximately NIS 13,000 (approximately $3,000) for tax related services.

         The following resolution will be offered by the Board of Directors at the Meeting:

         "RESOLVED, that Somekh Chaikin, a Member Firm of KPMG International, be, and hereby is, appointed as the independent auditors of Eltek Ltd. to conduct the annual audit of our financial statements for the year ending December 31, 2005."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

            REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT, DIRECTORS'
                  REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

         At the Meeting, our Auditor's Report, Directors' Report and Consolidated Financial Statements for the year ended December 31, 2004 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

                                  OTHER MATTERS

         The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.



                                            By Order of the Board of Directors,

                                            /s/Nissim Gilam
                                            Nissim Gilam
                                            Chairman of the Board of Directors

Dated: November 4, 2005

                                                                      APPENDIX A

                                   ELTEK LTD.
                             2005 STOCK OPTION PLAN


         Eltek Ltd., a corporation formed under the laws of the State of Israel (the "Company"), hereby establishes and adopts the following Stock Option Plan (the "Plan"), effective as of and subject to the approval of the Plan, no later than December 31, 2005, by the majority of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company (the "Shareholder Approval").

         1. PURPOSE. The purpose of the Plan is to attract and retain individuals to serve as directors, officers, and employees of the Company who will contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all shareholders of the Company through the additional incentive inherent in the ownership of the Company's Ordinary Shares ("Shares"). For purposes of the Plan, the term "Award" shall mean a grant of an option to purchase Shares (an "Option") pursuant to the Plan; and the "Date of Award" shall mean the date stipulated in the resolution of the Board of Directors of the Company approving the grant of each Option and set forth in each Stock Option Agreement, as defined herein.

         2. SHARES SUBJECT TO AWARDS.

         (a) Awards under the Plan may only be granted in accordance with
Section 102 (c) of the Israeli Tax Ordinance ("Section 102 (c) Options").

         (b) Subject to the adjustment provisions of Section 13 hereof, the aggregate number of Shares which may be issued under all Awards will not exceed 284,500 Shares. Shares delivered under the Plan may be authorized and unissued Shares or Shares reacquired by the Company, or both. The Shares that are forfeited under the terms of the Plan and Shares that are the subject of Options that expire unexercised or which are otherwise surrendered by the holder of such Option (the "Optionee") without receiving any payment or other benefit with respect thereto may again be subject to new Awards under the Plan.

         3. TERM OF THE PLAN. The term of the Plan will be two years commencing on the date of the Shareholder Approval. No Award shall be made under the Plan after December 31, 2005.

         4. ADMINISTRATION OF THE PLAN. The Plan will be administered by the Board of Directors of the Company (the "Board"). Notwithstanding the foregoing, where permitted under applicable law, the Plan may be administered by a Stock Option Committee appointed by the Board (the "Stock Option Committee"), in which case, whenever appropriate, all references herein to the Board shall be deemed to refer to the Stock Option Committee.

         The Board is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the Plan. All actions of the Board will be taken by majority vote of its members, except that the members thereof may authorize any one or more of their number or any officer of the Company to execute and deliver documents on behalf of the Board. Subject to the provisions of the Plan, the Board will have authority, in its sole discretion, to grant Awards under the Plan and to determine their terms, to interpret the provisions of the Plan and, subject to the requirements of applicable law, to prescribe, amend, and rescind rules and regulations relating to the Plan or any Award thereunder as it may deem necessary or advisable. All decisions made by the Board pursuant to the provisions of the Plan will be final, conclusive and binding on all persons. No member of the Board will be liable for anything done or omitted to be done by him or by any other member of the Board in connection with the Plan, except for his own willful misconduct or as expressly provided by statute.

         5. ELIGIBILITY. Awards will be made to such Israeli directors, officers and employees of the Company as the Board will select from time to time.

         6. STOCK OPTION AGREEMENTS. Each Option granted pursuant to the Plan will be evidenced in writing by a stock option agreement ("Stock Option Agreement") in such form and containing such terms and conditions as the Board will determine which are not inconsistent with the provisions of the Plan, including the provisions below. No Option may be exercised unless a Stock Option Agreement evidencing the Option grant has been executed by the Company and the Optionee. In the event of any contradiction between the Stock Option Agreement and the Board resolution authorizing the Option grant, the Board resolution will prevail.

         (a) Type of Option; Number of Shares. Each Option will be designated as a Section 102(c) option. Each Stock Option Agreement will state the total number of Shares to which it pertains;

         (b) Option Price. The Option exercise price per Share (the "Exercise Price") will be NIS 21, as determined by the Board on the date of adoption of this Plan and such Exercise Price will be stated in the Stock Option Agreement; provided, however, that if the NIS value of the closing price of the Shares on the NASDAQ Capital Market on the date of the Shareholder Approval (or if there was no trading on such date, the last trading day preceding the date of the Shareholder Approval) shall be greater than the Exercise Price determined by the Board (determined in accordance with the U.S. dollar representative rate of exchange as published by the Bank of Israel on the date of the Shareholder Approval or the last trading day preceding the date of the Shareholder Approval, as applicable), the Exercise Price will be equal to such NIS value of the closing price of the Shares on the NASDAQ Capital Market on the date of the Shareholder Approval (or the last trading day preceding the date of the Shareholder Approval, if applicable).

         (c) Option and Exercise Period. The period for which the Option is granted will be two (2) years. No Option may be exercised after the expiration of its term.

         Options granted under the Plan shall be fully vested upon their Award.

         (d) Time and Manner of Payment. Each Stock Option Agreement will provide that Options granted under the Plan will be exercised by the Optionee (or by his executors, administrators, guardian or legal representative) as to all or part of the Shares covered thereby, at any time from time to time prior to the expiration thereof, by the giving of written notice of exercise to the Company, in such form and containing such further provisions consistent with the provisions of the Plan, as the Board may from time to time prescribe, specifying the number of Shares to be purchased. Such notice shall be accompanied by the full payment of such purchase price made: (i) in cash or by check, bank draft or money order payable to the order of the Company; or (ii) to the extent permitted by law, by the delivery of irrevocable instructions by the Optionee to a broker reasonably acceptable to the Board instructing the broker to deliver promptly to the Company an amount equal to the purchase price. No Shares shall be issued until the payment therefor, as provided herein, has been made or provided for. Such notice of exercise and full payment, will be delivered to the Company at its principal business office or such other office as the Board may from time to time direct. In no event may any Option granted hereunder be exercised for a fraction of a Share. The Company will effect the transfer of Shares purchased pursuant to an Option as soon as practicable, and, within a reasonable time thereafter, such transfer will be evidenced on the books of the Company. No person exercising an Option will have any of the rights of a holder of Shares subject to an Option until certificates for such Shares shall have been issued following the exercise of such Option. No adjustment will be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

         (e) Tax Witholding. Each Stock Option Agreement will provide that the Company may withhold from the Optionee such withholding taxes as may be required by law, or to otherwise require the Optionee to pay such withholding taxes. Each Stock Option Agreement will provide that if the Optionee will fail to make such tax payments as are required, the Company will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind, including a payment of Shares, otherwise due to such Optionee or to take such other action as may be necessary to satisfy such withholding obligations.

         (f) Other Provisions. A Stock Option Agreement may contain any other terms and conditions that the Board, in its sole discretion, deems appropriate; provided, that no such term or condition will be inconsistent with the terms of the Plan. Each Stock Option Agreement may condition the exercise of any Option upon the attainment of specified productivity goals by a Company group or division or an individual Optionee.

         7. NON-TRANSFERABILITY OF OPTIONS. No Option will be assignable or transferable by the Optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by the Optionee or his or her guardian or legal representative; provided, however, that during the Optionee's lifetime, the Optionee may, with the consent of the Board, transfer without consideration all or any portion of his Options to (i) one or more members of the Optionee's immediate family, (ii) a trust established for the exclusive benefit of one or more members of the Optionee's immediate family, or (iii) a limited liability company in which all members are members of the Optionee's immediate family. For purposes of this Section 7, "immediate family" means the Optionee's spouse, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings (including half-brothers and half-sisters), in-laws, and all such relationships arising because of legal adoption; provided, however, that any such immediate family, and any such trust, partnership and limited liability company, will agree to be and will be bound by the terms and provisions of the Plan and any applicable Stock Option Agreement or other agreements covering the Options or the Shares.

         8. TERMINATION OF EMPLOYMENT OR OFFICE

         (a) Except as otherwise provided by the Board in a Stock Option Agreement, in the event of the termination of and/or resignation from the employment or office of an Optionee with the Company for any reason (other than termination for retirement, death, disability or Change of Control of the Company as provided below) (collectively for the purposes of this Section 8(a), "Termination"), Options granted to the Optionee that have not previously expired or been exercised will terminate upon the Termination Date. For the purposes of this Section 8(a), "Termination Date" shall be the later of the date of the "letter of termination" or "letter of resignation"' (as the case may be) and the effective date of the Termination provided for therein.

         (b) Notwithstanding Section 8(a) hereinabove, in the event that any two members of the Board shall determine that the termination of and/or resignation from the employment or office of an Optionee was not for "cause" all Options that have not previously expired or been exercised as of the date of termination will be exercisable by the Optionee within the later of 60 days after the effective date of such termination or resignation and the determination of the members of the Board, unless such Option is earlier terminated pursuant to its terms; provided, however, that if the Termination date falls within a restricted period (such as "Quiet Period", as may be determined by the Board, or within a restricted period due to tax regulations), then the Termination date shall be determined as the first date following the end of such restricted period. In such case, Options which are not exercised within 60 days of the Termination will be deemed canceled and terminated as of the lapse of such 60 days period. For these purposes, termination for "cause" shall mean the following: the Optionee's violation of copyright/trademark protection maintained by the Company, a subsidiary or an affiliate; the Optionee's engaging or assisting in any business of a Competitor (as defined below) of the Company or any of its subsidiaries as an employee, owner, partner, director, officer, stockholder, consultant, agent or representative; the Optionee's dishonesty, or acting in any manner inconsistent with the utmost good faith and loyalty in the performance of the Optionee's duties; and failure of the Optionee to perform his duties to the reasonable satisfaction of the Company or any of its subsidiaries.

         (c) In the event that (i) the Optionee becomes an employee, owner, partner, director, officer, stockholder, consultant, agent or representative of a Competitor (as defined below) of the Company or any of its subsidiaries at any time during a period of six months following the date of termination of an Optionee's employment or office with the Company or any of its subsidiaries, and
(ii) the Optionee has exercised Options at any time during a period beginning six months prior to termination of employment and ending 60 days after such termination, the Optionee will, within 30 days of the date of a notice by the Company to the Optionee, surrender to the Company all Shares acquired upon the exercise of such Options or, if the Optionee no longer holds such Shares, a cash amount equal to the Fair Market Value of the Shares as of the date that the Optionee disposed of such Shares, and the Company will, within 30 days of the surrender of Shares or payment, refund the Option price per Share paid by the Optionee upon the exercise of such Options. For purposes of this Section 8, "Competitor" shall mean any person or entity which is the manufacturer, producer, or supplier of, or which is engaged in any other manner in the business of, printed circuit boards ("PCBs") in Israel and other countries in which the Company or any of its subsidiaries has business activity. Ownership of 5% or less of the equity of publicly-traded corporations, partnerships or companies engaged in the business of PCBs pursuant to the preceding sentence will not be considered competition for purposes of this Section 8.

         9. RETIREMENT. Except as otherwise provided by the Board in a Stock Option Agreement, in the event that an Optionee retires from employment with the Company, Options granted to him that have not previously expired or been exercised will continue to be exercisable by the Optionee in accordance with the Stock Option Agreement under which such Options were granted. Whether or not an Optionee has "retired" will be determined by the Board in accordance with applicable Israeli labor law, provided that the cessation of the Optionee's employment or office was not for "cause" (as defined in herein), as shall be determined by the Board, in its sole discretion.

         10. DEATH. In the event an Optionee dies while employed by or holding an office with the Company, any Option granted to him that has not previously expired or been exercised will be exercisable by the estate of such Optionee or by any person who acquired such Option by bequest or inheritance, at any time within one year after the date of death of the Optionee, unless such Option is earlier terminated pursuant to its terms. All Options which are not exercised within one year after the date of the Optionee's death will be deemed canceled and terminated as of such applicable date.

         11. DISABILITY. In the event of the termination of and/or resignation from employment or office of an Optionee due to total disability, the Optionee or his guardian or legal representative, will have the right to exercise any Option which has not been previously exercised or expired at any time within one year after such termination and/or resignation or separation, unless such Option is earlier terminated pursuant to its terms. All option which are not exercised within one year of the date of the Optionee's termination and/or resignation will be deemed canceled and terminated as of the lapse of such period. The term "total disability" shall, for purposes of this Plan, mean permanent disability qualifying for tax exemption under Section 9(5) of the Israeli Tax Ordinance and/or other disability determined as such by the Board.

         12. CHANGE OF CONTROL. Except as otherwise provided by the Board in a Stock Option Agreement, upon a Change of Control of the Company, Options granted to any Optionee that have not previously expired or been exercised will be exercisable by the Optionee within 60 days after the date of such Change of Control as determined by the Board, unless such Option is earlier terminated pursuant to its terms. A Change of Control will be deemed to have occurred when:

         (a) any person directly or indirectly acquires shares from the major shareholder of the Company as a result of which such person shall acquire 20% or more of the voting power entitled to be cast at elections for directors of the Company, unless the Company's major shareholder or another shareholder shall also have a 20% or greater interest in the Company following such acquisition. For this purpose, "person" shall mean a natural person, a corporation, a partnership, a trust, a government or any other organization or entity and any person acting in concert with such person; or

         (b) there occurs any merger or consolidation of the Company, or any sale, lease or exchange of all or any substantial part of the consolidated assets of the Company and its subsidiaries to any other person, and (i) in the case of a merger or consolidation, the holders of outstanding stock of the Company entitled to vote in elections of directors of the Company immediately before such merger or consolidation hold less than 50% of the voting power of the survivor of such merger or consolidation or its parent, or (ii) in the case of any such sale, lease or exchange, the Company does not own at least 50% of the voting power of the other person;

         provided, that in no event shall a Change of Control of the Company include a change of control to any person (as defined in this Section 12) that directly, or through one or more intermediaries, controls, or is controlled by, or is under common control with, the controlling person immediately prior to such Change of Control.

         13. ADJUSTMENTS. In the event that the Board will determine that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities, the issuance of warrants or other rights to purchase Shares or other securities, or other similar corporate transaction or event affects the Shares with respect to which Options have been or may be issued under the Plan, such that an adjustment is determined by the Board to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Board will, in such manner as the Board may deem equitable, adjust any or all of (i) the number and type of Shares that thereafter may be made the subject of Options, (ii) the number and type of Shares subject to outstanding Options, and (iii) the grant or exercise price with respect to any Option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding Option; provided, however, that the number of Shares subject to any Option denominated in Shares will always be a whole number.

         14. TAX LIABILITY AND TAX WITHHOLDING. The Optionee will be fully and solely responsible for any tax resulting from the grant of the Options and/or from exercise of such Options. The Company will have the right to withhold from such Optionee such withholding taxes as may be required by law, or to otherwise require the Optionee to pay such withholding taxes. If the Optionee will fail to make such tax payments as are required, the Company will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind, including a payment of Shares, otherwise due to such Optionee or to take such other action as may be necessary to satisfy such withholding obligations.

         15. RIGHT OF DISCHARGE RESERVED. Nothing in the Plan nor the grant of an Award hereunder will confer upon any Optionee or other individual the right to continue in the employment of or office with the Company or any of its subsidiaries or affect any right that the Company or any subsidiary or affiliate may have to terminate the employment of (or to demote or to exclude from future Options under the Plan) any such Optionee at any time for any reason. Except as specifically provided by the Board, the Company will not be liable for the loss of existing or potential profit from an Award granted in the event of termination of employment or office even if the termination is in violation of an obligation of the Company or any of its subsidiaries to the Optionee.

         16. SEVERABILITY. If any provision of the Plan will be held unlawful or otherwise invalid or unenforceable in whole or in part, such unlawfulness, invalidity or unenforceability will not affect any other provision of the Plan or part thereof, each of which remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan will be held unlawful or otherwise invalid or unenforceable, such unlawfulness, invalidity or unenforceability will not prevent any other payment or benefit from being made or provided under the Plan, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable will be made or provided under the Plan.

         17. AMENDMENT AND TERMINATION OF THE PLAN. The Board may, from time to time, alter, amend, suspend or terminate the Plan with respect to Options that have not been granted, subject to any requirement for shareholder approval imposed by applicable law or any rule of any stock exchange or quotation system on which Shares are listed or quoted; provided, however, that the Board may not amend the Plan in any manner that would result in noncompliance with any applicable law. The Board may not, without the consent of the Optionee, alter or in any way impair the rights of such Optionee under any Award previously granted. Neither the termination of the Plan nor, except as provided in Section 12, the Change of Control of the Company will affect any Option previously granted.

         18. GENDER AND NUMBER. Any masculine terminology used in this Plan document will also include the feminine, and the definition of any term herein in the singular will also include the plural except when otherwise indicated by the context.

         19. GOVERNING LAW. The Plan and all determinations made and actions taken thereunder will be governed by the laws of the State of Israel and construed accordingly.

                                                                          ITEM 2

                                   ELTEK LTD.
                                4 Drezner Street
                             Sgoola Industrial Zone
                           Petach Tikva, 49101 Israel

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Arieh Reichart and Amnon Shemer, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.6 per share, of Eltek Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Sunday, December 11, 2005 at 10:00 a.m. at the principal offices of the Company, 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):


THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR CLASS III DIRECTOR AND (ii) PROPOSALS 2 THROUGH 5 SET FORTH ON THE REVERSE.




                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   ELTEK LTD.

                                December 11, 2005

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
                         "FOR" PROPOSALS 2, 3, 4 AND 5.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------


1.   The election of two Class III Directors for terms expiring in 2008.

[ ]     FOR ALL NOMINEES                               NOMINEES:

[ ]     WITHHOLD AUTHORITY FOR ALL NOMINEES            ( )     Nissim Gilam

[ ]     FOR ALL EXCEPT (See instructions below)        ( )     Joseph A. Maiman


INSTRUCTION:    To withhold authority to vote for any individual nominee(s),
------------    mark "FOR ALL EXCEPT" and fill in the circle next to each
                nominee you wish to withhold, as shown here: (X)

2.   To approve the adoption of the Eltek Ltd. 2005 Stock Option Plan.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

3. To approve the grant of options to Mr. Nissim Gilam, the Chairman of the Board of Directors of the Company.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

4. To approve new terms of compensation for Mr. Nissim Gilam, the Chairman of the Board of Directors of the Company.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

5. To appoint Somekh Chaikin, a Member Firm of KPMG International, as the Company's independent auditors for the year ending December 31, 2005.

         [ ] FOR                  [ ] AGAINST             [ ] ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                                                          ITEM 3

                           [LETTERHEAD OF ELTEK LTD.]


Dear Shareholders:

         Fiscal 2004 was a very important year for our company. We executed successfully on our plan to reach profitable operations and on our strategy to broaden our customer base by increasing our sales efforts in Europe and North America. In 2004, our revenues increased by 15.4% to NIS 125 million, or $29 million. We reached profitable operations in the fourth quarter of 2004 and have operated on a profitable basis in fiscal 2005.

         Our profitability has in great measure been the result of a strategic decision to focus our activity on the production of high-end flex-rigid PCB boards. This decision has resulted in our attracting new customers for these niche products, mainly in the international markets. The increased revenues, coupled with higher gross margins, increased our profitability. Our margins have also benefited from our efforts to improve our operating efficiency to capitalize on orders for long-term projects with recurrent deliveries. In 2005, we continued our investment in the resources we need to meet the demand for our flex-rigid boards and the challenges we will face in the future.

         As I previously indicated, we have worked hard to develop our international business. In 2004, we had NIS 57 million ($13 million) of revenues from international operations. We are continuing our efforts to further penetrate these export markets and expect that our international sales will continue to grow in importance to our company.

         We continue to be vigilant with respect to market and general economic trends and are ready to invest in marketing efforts that will allow us to reach new customers and obtain orders for long-term projects while we continue to fund and maintain programs that are critical to our long term success.

         I offer my sincere appreciation for the continued dedication and hard work of our valued employees and thank our customers for their continued trust and confidence.


                                             /s/Arieh Reichart
                                             Arieh Reichart
                                             CEO
                                             November 10, 2005

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        ---------------
                                           (Registrant)



                                        By:/s/Arieh Reichart
                                           ------------------
                                           Arieh Reichart
                                           President and Chief Executive Officer



Date:   November 14, 2005